United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on February 5, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on February 5, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) released the results of a preliminary assessment (“PA”) on the Los Azules Copper Project (the “Project”) located in the San Juan Province of western central Argentina. The deposit as currently defined is open in several directions, and further drilling will be required to fully define the limits of the mineralization, especially along the strike to the north and at depth.

Item 5.1

Full Description of Material Change

Please see the news release of the Corporation dated February 5, 2009 attached hereto as Schedule “A” for full details.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9

Date of Report

February 12, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES RESULTS OF

PRELIMINARY ASSESSMENT AT LOS AZULES COPPER DEPOSIT

SPOKANE, WA––February 05, 2009–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of a preliminary assessment (“PA”) on the Los Azules Copper Project (the “Project”) located in the San Juan Province of western central Argentina. The deposit as currently defined is open in several directions, and further drilling will be required to fully define the limits of the mineralization, especially along the strike to the north and at depth.

The Project is an exploration area comprised of adjoining properties that straddle a large copper porphyry system and is subject to an Option Agreement. The properties are owned by Minera Andes through its subsidiary company, Minera Andes S.A. (the “MASA Properties” and "MASA", respectively) and by Xstrata Copper, one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S), through Xstrata Queensland Limited and its subsidiary company, MIM Argentina Exploraciones S.A. (the “MIM Properties” and “MIM”, respectively).

Highlights

Highlights of the study are as follows (all figures are expressed in US dollars unless otherwise stated):

•

The base case for the Project on a pre-tax basis indicates a Net Present Value (“NPV”) of $496 million and an Internal Rate of Return (“IRR”) of 10.8% (using $1.90/lb copper, 8% discount rate, $70/tonne treatment charge and $0.075/lb refining charge).

•

Capital payback in 6.4 years.

•

Average copper-in-concentrate production estimated at 170,000 tonnes per annum for 23.6 years. Annual by-product production estimated to average 38,000 ounces of gold, and 1.26 million ounces of silver.

•

C-1 Life of Mine (“LOM”) cash costs (net of by-product credits) are estimated to average $0.85 per pound of copper mined.

•

The Project would generate approximately 550 permanent jobs.

The salient details of the PA are summarized in the table below (all dollar figures are in US dollars unless otherwise stated):

NPV ($1.90/lb Cu, 8% discount rate)	$496 million
IRR	10.8%
Initial Capital Expenditure	$2,747 million
LOM Average Operating Costs	$7.59/t ore
LOM C-1 Cash Costs (net by-product credits)	$0.85/lb Cu mined
Nominal Mill Capacity	100,000 tpd
Annual Throughput	36 million tonnes
Mine Life	23.6 years
Life-of-Mine Strip Ratio	1.50
LOM average annual copper-in-concentrate production	170,000 tonnes
First 5 Years average annual copper-in-concentrate production	213,000 tonnes

The PA is preliminary in nature and includes the use of inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the results of the PA will be realized. Actual results may vary, perhaps materially.

The PA was finalized by Samuel Engineering, Inc. and Randolph P. Schneider, MAusIMM. The PA was managed by MTB Project Management Professionals (project management, infrastructure, capital and operating costs) and Robert Sim (SIM Geological Inc.) and Bruce Davis (BD Resource Consulting Inc.) developed the resource estimate, Ken Rippere completed pit slope studies, while Bill Rose (WLR Consulting Inc.) developed the mine plan and production schedule, C.H. Plenge & Cia (metallurgy), Samuel Engineering (process engineering, infrastructure, capital and operating costs, cash flow modeling, and valuation), Vector Engineering (tailings, waste rock, environmental management, capital and operating costs, and baseline environmental and socioeconomic studies).

Project Economics

The PA contains a cash flow valuation model based upon the geological and engineering work completed to date and technical and cost inputs developed by Samuel Engineering and MTB. The base case was developed using long term forecast metal prices of $1.90/lb for copper, $750/oz for gold, and $12/oz for silver.

The following table shows the NPV of the base case at various discount rates:

Discount Rate (Real)	NPV
0%	$4,691 million
5%	$1,399 million
8%	$496 million
10%	$113 million
15%	$(428) million

The following chart shows the sensitivity of the base case’s NPV and IRR to changes in the copper price: (8% real discount rate):

Resources

The resource block model used in the PA were reported in the technical report titled “Los Azules Copper Project San Juan Province, Argentina” dated September 26, 2008 and filed under the Company’s profile at www.sedar.com in October 2008 (the “October Technical Report”). That resource estimate determined Inferred Mineral Resources of 922 million tonnes grading 0.55% copper at a 0.35% total copper cutoff. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The resource block model was used to evaluate potential economic pit limits using the floating cone algorithm and develop a mine plan and production schedule for the PA.  The resulting designed ultimate pit was estimated to contain 843 million tonnes of Inferred Mineral Resources grading 0.51% copper above an internal cutoff of 0.22% copper.  A total of 1,273 million tonnes of waste rock were also estimated within this pit.  A mine production schedule from these estimates indicates 150 million tonnes of pre-production stripping and a mine life of 23.6 years.  The average stripping ratio over the life of the mine is projected at about 1.5:1 (tonnes of waste per tonne of ore).

The PA is preliminary in nature and includes the use of inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the results of the PA will be realized. Actual results may vary, perhaps materially.

Mining & Milling

The Project will utilize conventional mining and milling processes and will benefit from having a higher grade copper core.

Production is scheduled to deliver 100,000 tonnes per day (36 million tonnes per year) of sulphide ore to the primary crusher for 23.6 years. The milling and concentrator plant are forecast to produce, on average, 170,000 tonnes per year of copper in concentrate, 38,000 ounces per year of gold, and 1.26 million ounces per year of silver. Average LOM metallurgical recoveries have been estimated to be 92.5% for copper, 61% for gold, and 66% for silver, producing a copper concentrate grading on average 31.9% copper, 2.2 g/t gold and 74 g/t silver.

Capital Costs

The following table summarizes the capital cost estimates for the Project:

Direct Capital Costs	$1,118 million
Indirect Capital Costs	$486 million
Owner Direct and Indirect Capital Costs	$602 million
Additional Costs	$541 million
Total (Base Case)	$2,747 million
Upfront Working Capital	$39 million
LOM Sustaining Capital Costs	$704 million

The capital cost estimates have been compiled with an accuracy level of –35% to +35%.

Operating Costs

The average LOM operating cost is estimated to be $7.59 per tonne of ore and the C-1 cash costs (net of by-products) over the LOM will average $0.85 per pound of copper mined. C-1 cash costs include at-mine cash operating costs, concentrate transportation and freight costs and all treatment and refining charges.

Infrastructure

The Project is in a remote location near the border of Chile in an isolated section of the Argentinean Andes at an elevation ranging from 3,500 to 4,500 meters above sea level (masl). Consequently, no infrastructure is present. In addition, there are no nearby towns and/or settlements. The key access issue for the Project throughout the year is road closures due to snow and high stream flows in the spring. The snowline is at an approximate elevation of 3,000 masl. Presently, the Project is accessible approximately 5 months out of the year with snow removal along the existing central road and after the snow fall season.

San Juan is a major regional center serviced by an airport and highways. An existing highway extends from San Juan to a wide valley in which the community of Calingasta is located. Three potential mine access roads have been considered: a northern route, a central (existing) route, and a southern route. Both the central and southern routes were discarded due to their capital and operating costs as the length, terrain and high altitude crossings would likely make the routes prone to significant snowfalls and require snow removal operations. Therefore, the northern route was selected for the economic valuation of the Project.

Given the remote location of the Project a man camp facility will be provided onsite. It is assumed to contain facilities for 500-600 individuals at any given time. The man camp will also contain dining and recreation facilities.

The Calingasta substation is the nearest source of power to the Project; however, it is isolated from the provincial network. Power supply to the region is currently satisfied by means of local hydro or thermal generation.

The infrastructure facilities addressed by the capital cost estimate include on-site ancillary facilities and infrastructure (man camp, offices, and other buildings), off-site infrastructure (access roads, power lines, concentrate and fresh water pipelines) and tailings impoundment.

Environmental

Preliminary baseline studies completed to date have included initial hydrologic studies of surface water quality, climate, and biological studies of the local flora and fauna.

Property Agreements

The Project is subject to an Option Agreement dated November 2, 2007.  Under the Option Agreement, MASA has the right to earn a 100% interest in the MIM Properties by spending at least US$1.0 million on the MIM Properties by November 2010, maintaining the property in good standing and delivering to Xstrata Copper an independent scoping study that contains an economic evaluation of inferred mineral resources and a technical report prepared in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Properties” (“NI 43-101”) in respect of the combined MIM Properties and MASA Properties (the “Combined Property”) and delivering a notice of exercise. If in the opinion of Xstrata Copper, the independent scoping study and technical report shows the potential to economically produce 100,000 tonnes (224 million pounds) of contained copper per year for 10 years or more on the Combined Properties then MIM will have a right to earn a 51% interest in the Combined Property (the "Back-in Right"). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the Combined Property, make a cash payment to Minera Andes of three times MASA's and it affiliates’ direct expenditures incurred and paid on the Combined Properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the independent scoping study and technical report do not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the Combined Property, or any part thereof or interest therein.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata Copper, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata Copper.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

A technical report in support of the PA, prepared in accordance with NI 43-101 will be filed on SEDAR (www.sedar.com) within 45 days. This news release was prepared by, or under the supervision of, Mr. Allen Ambrose, President of Minera Andes, a “qualified person” within the meaning of NI 43-101.  For (i) the effective date of the resource estimate contained herein; (ii) a description of the key assumptions, parameters and methods used to estimate the mineral resources referred to in this news release; and (iii) a general discussion of the extent to which the estimate of mineral resources may be materially affected by any unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues, please refer to the October Technical Report.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina. The producing San José silver/gold mine is 49% owned by Minera Andes through a joint venture. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a scoping study has been completed. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the price of gold, silver, copper and other base metals, operating and capital costs, production estimates, and estimation of mineral reserves.

In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper, anticipated costs and expenditures, future production and recovery and that there is no unanticipated fluctuation in interest rates and foreign exchange rates.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results, to be materially different from that expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, the outcome of the Solitario Claim, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and  regulatory risks.

Readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.  See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this news release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements. U.S. Investors are urged to consider closely the disclosure in our Form File No. 40F, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  February 12, 2009